SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

     – – – – – – – – – – – –

     FORM 11-K

(Mark One)

(   X   ) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

(        ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transaction period from _________________ to ________________

COMMISSION FILE NUMBER: 001-32007

1.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

The NewAlliance Bank 401(k) Plan

2.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

NewAlliance Bancshares, Inc.
195 Church Street
New Haven, Connecticut 06510

The NewAlliance Bank 401(k) Plan
Index
December 31, 2004, 2003 and March 31, 2003

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule I - Schedule of Assets (Held at End of Year)	9

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

SNYDER & HALLER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The NewAlliance Bank 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the NewAlliance Bank 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2003 were audited by another independent registered public accounting firm whose report dated July 8, 2004 expressed an unqualified opinions. The March 31, 2003 financial statements were reported on by another independent registered public accounting firm whose report dated July 28, 2003 disclaimed as opinion as permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”).

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of net assets available for benefits and the related statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartford, Connecticut
May 27, 2005

30 Atwood Street  •  Hartford  •  Connecticut  •  06105-1801  •  860 249-3900  •  860 247-8071 FAX

The NewAlliance Bank 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	December 31,	December 31,
	2004	2003

Assets
Investments	$20,554,224	$15,243,595
Participant loans	395,530	416,527
Assets receivable (Savings Bank of Manchester Plan)	16,708,110	-
Assets receivable (Tolland Bank Plan)	2,487,832	-
Contributions receivable from participants	-	86,583
Employer contribution receivable	-	39,133
Participant loans interest receivable	-	1,716

Net assets available for benefits	$40,145,696	$15,787,554

The accompanying notes are an integral part of these financial statements.

The NewAlliance Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Period Ended December 31, 2004, 2003 and March 31, 2003

	For the Twelve	For the Nine	For the Twelve
	Months Ended	Months Ended	Months Ended
	December 31,	December 31,	March 31,
	2004	2003	2003

Additions to net assets attributable to:
Investment Income
Interest and dividend income	$234,996	$146,108	$180,815
Interest income on loans to participants	18,381	15,288	26,621
Net appreciation in fair value of investments	2,975,872	2,255,274	(2,242,745)

Total investment income	3,229,249	2,416,670	(2,035,309)

Contributions:
Participants	2,462,119	967,790	1,245,653
Employer	82,755	429,673	523,281
Rollovers	631,725	302,236	6,127
Merged plans	19,195,942	-	-

Total contributions	22,372,541	1,699,699	1,775,061

Total additions	25,601,790	4,116,369	(260,248)

Deductions from net assets attributable to:
Distributions	1,235,472	734,187	1,143,400
Administrative and other expenses	8,176	7,250	6,750

Total deductions	1,243,648	741,437	1,150,150

Net increase	24,358,142	3,374,932	(1,410,398)
Net assets available for benefits
Beginning of year	15,787,554	12,412,622	13,823,020

End of Year	$40,145,696	$15,787,554	$12,412,622

The accompanying notes are an integral part of these financial statements.

The NewAlliance Bank 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan

The NewAlliance Bank 401(k) Plan (the “Plan”) is a defined contribution plan covering eligible employees of NewAlliance Bank (the “Bank”). Below are the general provisions of the Plan. Plan participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of ERISA.

General
On April 1, 2004, the Plan’s sponsor, NewAlliance Bank, converted from a state-chartered mutual savings bank to a state-chartered stock savings bank and issued approximately 10.6 million shares of common stock at $10 per share. In connection with the conversion, the Bank registered 1,000,000 shares which may be purchased with employee contributions pursuant to the Plan document provisions.

Effective April 1, 2004, the Plan name was changed to The NewAlliance Bank 401(k) Plan from the New Haven Savings Bank Profit Sharing Plan With Cash Or Deferred Arrangement. Also effective April 1, 2004, the matching contributions are made by the Employee Stock Ownership Plan (“ESOP”) and no longer made by the Bank to the Plan.

Overall
The Compensation Committee of the Bank is the Plan administrator, and the Plan’s trustee is Riggs Bank, N.A. (The New Haven Savings Bank prior to April 1, 2003). The Bank has appointed Riggs Bank, N.A. as the custodian of the Plan’s assets. USI Consulting Group serves as the record keeper for the Plan. The custodian is responsible for all investment assets and the execution of all investment transactions.

Eligibility
An employee who has been employed by the Bank for three months and is at least 20-1/2 years old is eligible to participate in the Plan. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service (“IRS”) defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan. Participants may enter the Plan on a quarterly basis after meeting eligibility requirements.

Contributions
An employee who has been employed by the Bank for one year and is at least 20-1/2 years old is eligible to receive matching contributions beginning the quarter after the one year anniversary of service. Each Plan year, the ESOP makes a uniform matching contribution to the Plan in an amount equal to 50% of a participant’s pre-tax contribution up to 3% of such participant’s total annual compensation. Until April 1, 2004, the Bank made the matching contribution in the form of cash. Beginning April 1, 2004, the matching contribution is made by the ESOP in the form of shares of NewAlliance Bancshares, Inc (the “Company”). In addition to such matching contribution, the Bank may make a discretionary profit sharing contribution, subject to approval by the Board of Directors, solely from current or accumulated income of the Bank. If, for a given year, there is no current or accumulated income, no contributions may be made to the Plan. For the nine-month period December 31, 2003, the Bank made a discretionary contribution in an amount equal to 1.5% of each participant’s base salary, and for the twelve-month period March 31, 2003 the Bank made a discretionary contribution in an amount equal to 2.00% of each participants’ base salary as defined by the Plan, to the Plan. There was no discretionary contribution made for the year ended December 31, 2004. No additional discretionary contributions are anticipated to be made.

The NewAlliance Bank 401(k) Plan Notes to Financial Statements

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of the ESOP’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account balance. Participants may direct the investment of their accounts into one of several investment options described in Note 2.

Vesting
Under the Plan, a participant is fully vested at all times with respect to participant contributions. A participant becomes 25% vested after 2 years in Bank matching contributions, 50% after 3 years, 75% after 4 years and 100% after 5 years. Discretionary contributions that have been made shall be fully vested, unless otherwise determined by the Board of Directors. However, upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits
A participant may apply to the Plan to withdraw amounts from their account if they are over 59-1/2 years old and (i) their account has accumulated for at least 2 years or (ii) they have been a participant in the Plan for at least 5 years. In addition, a participant may apply for a withdrawal in the event of hardship, as defined in the Plan. All hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

On termination of service, if a participant’s vested account balance is less than $5,000, they will receive a lump sum payment equal to the vested portion of their account. If a participant’s vested account balance is greater than $5,000, they may elect to receive the value of the vested portion of their account in a lump sum payment or installment payments on a monthly, quarterly, semi-annual or annual basis.

Forfeitures
Forfeitures result from participants that terminate employment prior to being fully vested. The forfeiture reserve balance of $14,951 and $4,964 at December 31, 2004 and 2003, respectively, is included in the Pioneer Cash Reserve Account and is available to reduce the Bank’s total contributions to the Plan, in accordance with the Plan document. Bank contributions were offset by $5,650 from forfeited non-vested accounts during the year ended December 31, 2004, $8,300 during the nine-month period ended December 31, 2003 and $472 during the year ended March 31, 2003.

Loans to Participants
Participants may make an application to the Plan administrator for a loan. The amount of the loan must be made in accordance with the Plan document. The loans are collateralized by the participant’s vested account balance. The interest rate for these loans is fixed at the Bank’s prime rate at the time of the loan. Principal and interest is paid through monthly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence.

The NewAlliance Bank 401(k) Plan
Notes to Financial Statements

Plan Termination
Although the Bank expects to continue the Plan and the contributions to the Plan indefinitely, the Bank may, by action of its Board of Directors, terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination and after payment of all liabilities and expenses, Plan participants are entitled to receive their respective shares of the Plan’s net assets.

Change of Fiscal Year The Plan has changed its fiscal year end to December 31 from March 31 effective December 31, 2003.

Merge of Plans
The Plans of the former Savings Bank of Manchester (“SBM Plan”) and Tolland Bank (“Tolland Plan”) have been merged into the Plan effective December 31, 2004. At the time of the merger, the assets of the SBM Plan were $16,708,110 and the assets of the Tolland Plan were $2,487,832. The participants of the two merged plans may select investment options as indicated under ’Investments’ in note 2.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and with the applicable accounting requirements of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”).

Investments
Investments are recorded at fair value as determined using quoted market prices and for the certificate of deposit, at principal plus accrued interest. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Participant loans are recorded at cost, which approximates fair value.

Investment options available to participants include a NewAlliance Bank certificate of deposit, (which includes the Burham Money Market Account), a Pioneer Cash Reserve Account, ten mutual funds and NewAlliance Bancshares, Inc. stock. The certificate of deposit interest rate is based on the one (1) month, Jumbo Certificate of Deposit Rate, for the $1 million to $5 million tier. The rate is adjusted monthly on the first day of each month.

For the year ended December 31, 2004, the average rate on the certificate of deposit was 1.37%.

One mutual fund option is invested with AIM International Funds, Inc. through USI Securities, Inc. The remaining nine funds include: Excelsior Money Fund, Morley Capital Stable Value II, Federated Intermediate Income Trust, Oppenheimer Quest Balances Value Fund, Franklin Templeton Conservative Target, American Funds Europacific Growth, Oppenheimer Main Street Opportunity, Vanguard Index 500 and are invested through USI Securities, Inc. In addition, investment in common stock of the Company is an available option.

The NewAlliance Bank 401(k) Plan
Notes to Financial Statements

Administrative Expenses
The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Administrative expenses of $75,977 were paid by the Bank on behalf of the Plan for the year ended December 31, 2004. Expenses paid by the Plan consist of loan origination fees charged to participant accounts.

Benefit Payment Benefit payments are recorded when paid.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds, a money market account, a certificate of deposit and NewAlliance Bancshares, Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Concentration of Investments
As of December 31, 2004 and 2003, the fair values of individual investments that represented 5% or more of the Plan’s total net assets were:

	December 31,
	2004	2003

Certificate of Deposit with NewAlliance Bank	$3,289,207	$4,151,089
SEI Mutual Fund S&P Index Portfolio	-	5,489,863
Oppenheimer Quest Balanced Value Fund	1,728,625	1,545,094
Van Kampen Aggressive Growth Fund	-	919,096
Vanguard Index 500	6,240,377	-
NewAlliance Bancshares, Inc. common stock	4,447,737	-
NewAlliance Restricted Unitized Stock	2,170,574	-
For the year ended December 31, 2004, net appreciation in the fair value of investments of $2,099,592 related to equity investments and $876,280 to investments in mutual funds.

The NewAlliance Bank 401(k) Plan Notes to Financial Statements
4.	Transactions with Related Parties

Certain plan investments are shares of mutual funds managed by USI Securities, Inc. USI Securities, Inc. is the recordkeeper as defined by the Plan and, therefore, transactions with USI Securities, Inc. qualify as party-in-interest transactions. Among the investment options available to the Plan is the Certificate of Deposit issued by NewAlliance Bank and common stock of NewAlliance Bancshares, Inc., the holding company of the Bank, the Plan sponsor. Riggs Bank, N.A. is the trustee as defined by the Plan and, therefore, transactions with Riggs Bank, N.A. qualify as party-in-interest transactions. The Plan’s custodian invests funds at NewAlliance Bank and administers participant directed investments in various investment options as designated by the Plan’s participants. Personnel and facilities of the Bank have been used to perform administrative functions for the Plan at no charge to the Plan. Participant loans also qualify as party-in-interest transactions.

5.	Federal Income Tax Status

The Plan obtained its latest determination letter, dated October 17, 2002, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) through amendments dated February 26, 2002. The Plan has been amended since February 26, 2002, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

The NewAlliance Bank 401(k) Plan
Form 5500, Schedule H, Part IV, Item 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2004				Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost	(e) Current Value

*	NewAlliance Bank	Certificate of deposit: interest rate 2.00%, no stated marturity, rate adjusted monthly	**	$3,035,395

*	USI Securities, Inc.	Cash accounts
		Excelsior Money Market Fund	**	134,334
		Morley Capital Stable Value II	**	27,544
		Pioneer Cash Reserve	**	14,951
		Burham Money Market	**	253,812

*	USI Securities, Inc.	Mutual Funds
		Federated Intermediate Income Trust	**	726,275
		Oppenheimer Quest Balanced Value Fund	**	1,728,625
		Franklin Templeton Conservative Target	**	92,191
		AIM Real Estate Fund	**	61,847
		American Funds Europacific Growth Fund	**	738,002
		Pioneer Small Cap	**	59,139
		Oppenheimer Main Street Opportunity Fund	**	823,421
		Vanguard Index 500	**	6,240,377

*	NewAlliance Bancshares, Inc.	Equity
		NewAlliance Bancshares, Inc. common stock	**	4,447,737
		NewAlliance Bancshare Restricted Unitized Stock	**	2,170,574

*	Various plan participants	Participant loans, various terms collateralized by vested account balance, interest ranging from 4.00% to 9.50%	**	395,530

		Total		$20,949,754

*	Indicates party-in-interest
**	Cost information is not required for participant - directed funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	NewAlliance Bank 401(k) Plan

By: /s/ Barbara Bauer
Barbara Bauer
Plan Administrator